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                           June 23, 2022

       Lishan Aklog
       Chairman and Chief Executive Officer
       Lucid Diagnostics Inc.
       One Grand Central Place,
       Suite 4600
       New York, New York 10165

                                                        Re: Lucid Diagnostics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2022
                                                            File No. 333-265662

       Dear Dr. Aklog:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Eric Schwartz